Exhibit 99.1

NervGen Pharma Strengthens Leadership Team with Appointment
of Keith Vendola as Chief Financial Officer

VANCOUVER, British Columbia – April 27, 2026 – NervGen Pharma Corp. (“NervGen” or the “Company") (NASDAQ: NGEN), a clinical-stage biopharmaceutical company developing first-in-class neuroreparative therapeutics for spinal cord injury (SCI) and other neurotraumatic and neurologic conditions, today announced the appointment of Keith Vendola, MD, MBA, as Chief Financial Officer (CFO), effective immediately. Dr. Vendola will lead the Company’s financial strategy and operations, including capital markets activity, financial planning, corporate development and supporting strategic initiatives.

“We are thrilled to welcome Keith, an accomplished leader with deep operational and financial expertise, to NervGen,” said Adam Rogers, MD, President and Chief Executive Officer of NervGen. “We are accelerating our clinical development of NVG-291 as we rapidly advance toward initiation of the RESTORE registrational study in chronic tetraplegia. Keith’s leadership will be instrumental in supporting this stage of growth and the continued maturation of the Company as we execute on our mission to transform the lives of individuals living with SCI and nervous system damage.”

With more than two decades of experience spanning financial and strategic roles at clinical-stage biopharmaceutical companies, healthcare investment banking, corporate strategy, and scientific research, Dr. Vendola brings a distinctive combination of capital markets, operational, and medical expertise to NervGen.

“I'm thrilled to join Adam and the NervGen team at such a pivotal moment for the Company,” said Keith Vendola, MD, MBA, CFO of NervGen. “NervGen is pursuing a first-in-class approach to address a profound unmet need, and I look forward to helping advance NVG-291 for the individuals and families living with SCI and other forms of nervous system damage. For these communities, the wait for a therapy capable of addressing the underlying biology and meaningfully improving recovery has been far too long. Being part of the team working to change this treatment paradigm is a privilege, and the reason I joined NervGen.”

Dr. Vendola joins NervGen from Wugen, a clinical-stage cell therapy company, where he served as CFO. Prior to Wugen, he was CFO of IO Biotech, leading the company through its IPO. Earlier in his career, he served as CFO and Chief Strategy Officer of Rezolute, where he led the company through financial transformation and its Nasdaq listing, as well as Chief of Staff to the CEO and Vice President of Competitive Strategy and Investor Relations at Coherus BioSciences, where his responsibilities spanned corporate development, strategy, and operations. Dr. Vendola began his corporate finance career as a healthcare investment banker at BofA Securities and JPMorgan Chase.

Dr. Vendola earned his MBA in finance from Northwestern's Kellogg School of Management, MD from Dartmouth Medical School, and BA in psychology, with honors, from the College of the Holy Cross. He completed an executive education program in strategic negotiations at Harvard Business School and was a research fellow at the National Institutes of Health.

About NervGen Pharma

NervGen Pharma Corp. (NASDAQ: NGEN) is a clinical-stage biopharmaceutical company developing first-in-class neuroreparative therapeutics for spinal cord injury (SCI) and other neurotraumatic and neurologic conditions. The Company’s mission is to transform the lives of individuals living with SCI by enabling the nervous system to repair itself. NervGen’s lead therapeutic candidate, NVG-291, is a subcutaneously administered, neuroreparative peptide designed to target the inhibitory CSPG-PTPσ pathway. NVG-291 is the first pharmacologic candidate to improve function, independence, and quality of life in chronic tetraplegia, as demonstrated in the Phase 1b/2a CONNECT SCI study. NVG-291 has received Fast Track designation from the FDA and Orphan Drug designation from the European Medicines Agency for the treatment of SCI. Through NVG-291 and the Company’s next-generation candidate, NVG-300, NervGen is pursuing a pharmacologic approach to transform the treatment paradigm for neurotraumatic and neurologic conditions with significant unmet medical need. For more information, visit www.nervgen.com and follow NervGen on X and LinkedIn.

Contacts

Huitt Tracey, Investors

htracey@nervgen.com

604.537.2094

David Schull or Ignacio Guerrero-Ros, Ph.D., Media

Russo Partners

David.Schull@russopartnersllc.com

Ignacio.Guerrero-Ros@russopartnersllc.com

858.717.2310

Cautionary Note Regarding Forward Looking Statements

This news release may contain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Such forward-looking statements herein include but are not limited to, the Company's current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements, or any other future events or developments constitute forward-looking statements, and the words "may", "will", "would", "should", "could", "expect", "plan", "intend", "trend", "indication", "anticipate", "believe", "estimate", "predict", "likely" or "potential", or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements. Forward-looking statements include, without limitation, statements relating to: the timing and status of the Company’s initiation of the RESTORE registrational study in chronic tetraplegia; the Company's potentially first-in-class candidate, NVG-291; the potential broad therapeutic applications of NVG-291; NVG-291 as potentially the first approved pharmacologic treatment for chronic tetraplegia; and the creation of neuroreparative therapeutics to enable the nervous system to repair itself in settings of neurotrauma and neurologic disease. Forward-looking statements are based on estimates and assumptions made by the Company in light of management's experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate and reasonable in the circumstances. In making forward-looking statements, the Company has relied on various assumptions, including, but not limited to: its ability to obtain future funding on favorable terms, if at all; the accuracy of its financial projections; obtaining positive results in its clinical trials; its ability to obtain necessary regulatory approvals; its ability to arrange for the manufacturing of its product candidates and technologies; and general business, market and economic conditions. Many factors could cause the Company's actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including without limitation, a lack of revenue, insufficient funding, reliance upon key personnel, the uncertainty of the clinical development process, competition, and other factors set forth in the "Risk Factors" section of the Company's most recently filed Annual Information Form, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca (which are also incorporated in the recently filed form 40-F available on the website of the U.S. Securities and Exchange Commission (the “SEC") at www.sec.gov), including the management’s discussion & analysis for the year-ended December 31, 2025. All clinical development plans are subject to additional funding. Readers should not place undue reliance on forward-looking statements made in this news release. Furthermore, unless otherwise stated, the forward-looking statements contained in this news release are made as of the date of this news release, and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.